Pepco Holdings, Inc.
NEWS RELEASE

701 Ninth Street NW
Washington, DC 20068
24-Hour Media Phone (202) 872-2680
www.pepcoholdings.com
NYSE: POM

For Immediate Release
February 26, 2004

Media Contact: Robert Dobkin (202) 872-2680
Investor Relations: Ernie Bourscheid (202) 872-2797

Pepco Holdings Reports Fourth Quarter and Year-End 2003 Results
Conference Call Scheduled

Pepco Holdings, Inc. (NYSE: POM) today announced a consolidated loss for the quarter ended December 31, 2003 of $62 million, or 36 cents per share, on operating revenue of $1.5 billion. The 2003 results include the unfavorable impact of a $67 million, or 39 cents per share, non-cash write down of PHI's investment in Starpower Communications, LLC to fair market value.

"The results for the fourth quarter are not typical and have been negatively impacted by the Starpower non-cash write down, weather, the effects of the Mirant bankruptcy, and adverse wholesale markets" reported Dennis Wraase, PHI President and Chief Executive Officer. "Looking forward, we believe the results achieved for the quarter in 2002 are more representative of what we would expect in the future." For the fourth quarter of 2002, PHI reported consolidated earnings of $26 million, or 16 cents per share on operating revenue of $1.6 billion. These earnings included the unfavorable impact of $14 million, or 8 cents per share, resulting primarily from severance costs during that quarter.

PHI's consolidated earnings for the year ended December 31, 2003, were $114 million, or 66 cents per share, on operating revenue of $7.3 billion compared with consolidated earnings of $211 million, or $1.61 per share, on operating revenue of $4.3 billion in 2002. Details of the more significant financial events during both the twelve month period and quarter ended December 31, 2003 are included in the financial schedules that follow.

The 2003 quarterly and year-end financial results include PHI's and its subsidiaries' operating results for the full periods. Pursuant to purchase accounting rules, the 2002 periods include the results of Potomac Electric Power Company ("Pepco") and its pre-merger subsidiaries for the entire periods consolidated with Conectiv's and its subsidiaries' results starting on August 1, 2002, the date the merger of Pepco and Conectiv was completed. Accordingly, comparisons to the 2002 results for the year-end periods are not meaningful.

CONFERENCE CALL FOR INVESTORS

PHI will host a conference call to discuss fourth-quarter results on Friday, February 27 at 9:00 a.m. EST. Individual investors, members of the news media and other interested parties may access the conference call "live" on the Internet at http://www.pepcoholdings.com/investors or by telephone at (212) 676-5282. A taped on-demand replay of the conference call will also be available for seven days following the call. To hear the replay, call (800) 633-8284 or (402) 977-9140 and enter access code 21177351. An audio archive also will be available on the PHI Web site.

STATUS OF MIRANT MATTER

On July 14, 2003, Mirant Corporation and most of its subsidiaries filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. As more fully described in PHI's Form 10-Q for the quarter ended September 30, 2003, Pepco has several significant commercial relationships with Mirant and its subsidiaries that could be adversely affected by the bankruptcy filing. These consist primarily of agreements by Mirant to purchase from Pepco the capacity and energy that Pepco is obligated to purchase from third parties under several power purchase agreements (PPA-Related Obligations). The prices at which Mirant is required to purchase capacity and energy from Pepco under the PPA-Related Obligations are substantially in excess of current market prices. Mirant has filed a motion to reject the PPA-Related Obligations in the bankruptcy and related proceedings. On December 23, 2003, the U.S. District Court for the Northern District of Texas ("District Court") issued a Memorandum and Order denying Mirant's motion to reject the PPA-Related Obligations. Mirant has appealed the District Court's Order to the U.S. Court of Appeals for the Fifth Circuit. Oral argument on the appeal is scheduled for May 2004.

About PHI: Pepco Holdings, Inc. is a diversified energy company with headquarters in Washington, D.C. Its principal operations consist of Pepco and Conectiv Power Delivery, which deliver 50,000 gigawatt-hours of power to more than 1.7 million customers in Washington, Delaware, Maryland, New Jersey and Virginia. PHI engages in regulated utility operations by delivering electricity and natural gas, and provides competitive energy and energy products and services to residential and commercial customers.

Forward-Looking Statements: Except for historical statements and discussions, the statements in this news release constitute "forward-looking statements" within the meaning of federal securities law. These statements contain management's beliefs based on information currently available to management and on various assumptions concerning future events. Forward-looking statements are not a guarantee of future performance or events. They are subject to a number of uncertainties and other factors, many of which are outside the company's control. Factors that could cause actual results to differ materially from those in the forward-looking statements herein include general economic, business and financing conditions; availability and cost of capital; changes in laws, regulations or regulatory policies; weather conditions; competition; governmental actions; and other presently unknown or unforeseen factors. These uncertainties and factors could cause actual results to differ materially from such statements. PHI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results and prospects of PHI.

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SELECTED FINANCIAL INFORMATION

UNAUDITED CONDENSED STATEMENT OF EARNINGS
Three Months Ended December 31, 2003 (a)
(In Millions, except per share data)

| | Power Delivery | | | Competitive Energy | | | (c) | (d) | |
	Pepco	(b) Conectiv	Total	Conectiv Energy	Pepco Energy Services	Total	Other Non-Regulated	Corporate & Other	PHI Consolidated
Operating Revenue	$326.1	$541.0	$867.1	$549.4	$245.8	$795.2	$ 21.6	$(170.3)	$1,513.6
Operating Expense	300.2	495.6	795.8	571.9	245.2	817.1	12.4	(201.1)	1,424.2
Operating Income (Loss)	25.9	45.4	71.3	(22.5)	.6	(21.9)	9.2	30.8	89.4
Net Income (Loss)	$ 5.0	$ 12.6	$ 17.6	$(17.0)	$ .4	$(16.6)	$(61.1)	$ (1.9)	$ (62.0)
Earnings (Loss) Per Share - GAAP (e)	**$ .03**	**$ .07**	**$ .10**	**$ (.10)**	**$ -**	**$ (.10)**	**$ (.35)**	**$ (.01)**	**$ (.36)**

Supplemental Disclosure and Reconciliation to GAAP (f)

	Pepco	Conectiv	Total	Conectiv Energy	Pepco Energy Services	Total	Other Non-Regulated	Corporate & Other	PHI Consolidated
Earnings (Loss) Per Share - GAAP (per above)	**$ .03**	**$ .07**	**$ .10**	**$ (.10)**	**$ -**	**$ (.10)**	**$ (.35)**	**$ (.01)**	**$ (.36)**
Add/Subtract:									
CT Inventory Adjustment				.11 (g)		.11		(.10) (g)	.01 (g)
Adjustment to CT Cancellation				(.01) (h)		(.01)			(.01) (h)
Starpower Impairment							.39 (i)		.39 (i)
Earnings (Loss) per share, excluding above items (e)	$ .03	$ .07	$ .10	$ -	$ -	$ -	$ .04	$ (.11)	$ .03

(a) These 2003 amounts reflect the operating results of PHI and its subsidiaries for the entire three month period ended December 31, 2003. The amounts are comparable with the corresponding 2002 results, which also include the results of PHI and its subsidiaries for the entire three-month period ended December 31, 2002.

(b) Separate results for Delmarva and ACE are provided in the "Power Delivery Sales Analysis" section, herein.

(c) "Other Non-Regulated" consists of Potomac Capital Investment Corporation (PCI) and Pepco Communications, Inc. (Pepcom). Pepcom owns a 50 percent interest in Starpower Communications, LLC, a joint venture with RCN Corporation.

(d) "Corporate & Other" primarily includes the elimination of all intercompany operating revenues and expenses. In addition, operating expense includes unallocated PHI (parent company) capital costs, such as acquisition financing costs as well as depreciation and amortization related to purchase accounting adjustments for the fair value of non-regulated Conectiv assets and liabilities as of August 1, 2002.

(e) Represents Basic and Diluted earnings per share computed using three-month weighted average shares outstanding of 171,406,000 at December 31, 2003.

3

(f) The Company is providing supplemental disclosures that are non-GAAP financial measures. These non-GAAP financial measures differ from reported GAAP because they exclude the unfavorable impacts of the CT impairment write-down and the Starpower impairment write-down. PHI's management believes that these additional non-GAAP financial disclosures provide useful financial information to investors that in conjunction with reported GAAP earnings will assist investors in assessing the operating performance of PHI and its subsidiaries. However, investors should note that the selection of these non-GAAP measures is a matter of management's judgment.

(g) Conectiv Energy's results include a charge of $32.8 million ($19.4 million after-tax), or 11 cents per share, related to a CT inventory adjustment. This unfavorable impact at Conectiv Energy is partially offset by $29.6 million ($17.7 million after-tax), or a favorable impact of 10 cents per share, in Corporate & Other, resulting from the reversal of a purchase accounting fair value adjustment made on the date of the merger. Overall, the net impact of these two transactions is $3.2 million ($1.7 million after-tax), or a 1 cent per share unfavorable impact on consolidated earnings.

(h) This amount represents a credit adjustment of $2.7 million ($1.6 million after-tax) related to additional refunds on the previously reported CT cancellation at Conectiv Energy.

(i) This amount represents the non-cash impairment charge of $102.6 million ($66.7 million after-tax) related to Pepcom's investment in Starpower Communications, LLC. The write down of the investment in Starpower is based on December 31, 2003 estimated results.

UNAUDITED CONDENSED STATEMENT OF EARNINGS

Three Months Ended December 31, 2002 (a)
(In Millions, except per share data)

	Power Delivery			Competitive Energy					
	Pepco	(b) Conectiv	Total	Conectiv Energy	Pepco Energy Services	Total	(c) Other Non-Regulated	(d) Corporate & Other	PHI Consolidated
Operating Revenue	$310.3	$540.6	$850.9	$657.2	$259.7	$916.9	$36.5	$(196.8)	$1,607.5
Operating Expense	270.8	483.0	753.8	641.1	254.6	895.7	13.6	(178.4)	1,484.7
Operating Income	39.5	57.6	97.1	16.1	5.1	21.2	22.9	(18.4)	122.8
Net Income (Loss)	$ 10.9	$ 25.0	$ 35.9	$ 8.2	$ 2.4	$ 10.6	$ 8.1	$ (28.3)	$ 26.3
Earnings (Loss) per Share - GAAP (e)	**$.07**	**$.15**	**$.22**	**$.05**	**$.01**	**$.06**	**$.05**	**$(.17)**	**$.16**

(a) These 2002 amounts reflect the operating results of PHI and its subsidiaries for the entire three-month period ended December 31, 2002. The amounts are comparable with the corresponding 2003 results, which also include PHI's and its subsidiaries' operations for the entire three month period.

(b) Separate results for Delmarva and ACE are provided in the "Power Delivery Sales Analysis" section, herein.

(c) "Other Non-Regulated" consists of PCI and Pepcom.

(d) "Corporate & Other" primarily includes the elimination of all intercompany operating revenues and expenses. In addition, operating expense includes unallocated PHI (parent company) capital costs, such as acquisition financing costs as well as depreciation and amortization related to purchase accounting adjustments for the fair value of non-regulated Conectiv assets and liabilities as of August 1, 2002. Also included is the unfavorable impact of $13.8 million, or 8 cents per share, primarily related to severance costs.

(e) Represents Basic and Diluted earnings per share computed using three-month weighted average shares outstanding of 164,854,000.

UNAUDITED CONDENSED STATEMENT OF EARNINGS
Twelve Months Ended December 31, 2003 (a)
(In Millions, except per share data)

	Power Delivery			Competitive Energy					
	Pepco	Conectiv (b)	Total	Conectiv Energy	Pepco Energy Services	Total	Other Non-Regulated (c)	Corporate & Other (d)	PHI Consolidated
Operating Revenue	$1,548.0	$2,480.4	$4,028.4	$2,884.8	$1,074.7	$3,959.5	$ 114.2	$(830.8)	$7,271.3
Operating Expense	1,291.8	2,207.6	3,499.4	2,998.4 (e)	1,076.4	4,074.8	(29.7)	(889.6)	6,654.9
Operating Income (Loss)	256.2	272.8	529.0	(113.6)	(1.7)	(115.3)	143.9	58.8	616.4
Extraordinary Item (net of taxes of $4.1 million)	-	5.9	5.9	-	-	-	-	-	5.9
Net Income (Loss)	$107.0	$ 98.8	$ 205.8	$ (79.0)	$ 1.1	$(77.9)	$ 7.7	$ (22.1)	$ 113.5
Earnings (Loss) Per Share - GAAP (f)	**$ .63**	**$ .58**	**$ 1.21**	**$ (.46)**	**$ -**	**$ (.46)**	**$ .04**	**$ (.13)**	**$ .66**

Supplemental Disclosure and Reconciliation to GAAP (g)

	Pepco	Conectiv	Total	Conectiv Energy	Pepco Energy Services	Total	Other Non-Regulated	Corporate & Other	PHI Consolidated
Earnings (Loss) Per Share -GAAP (per above)	**$ .63**	**$ .58**	**$ 1.21**	**$ (.46)**	**$ -**	**$ (.46)**	**$ .04**	**$ (.13)**	**$ .66**
Add/(Subtract):									
CT Cancellation	-	-	-	.38 (h)	-	.38	-	(.21) (h)	.17 (h)
Trading Losses, Net	-	-	-	.16 (i)	-	.16	-	-	.16 (i)
CT Inventory Adjustment	-	-	-	.11 (j)	-	.11	-	(.10) (j)	.01 (j)
Mirant Receivable Reserve	.05 (k)	-	.05	-	-	-	-	-	.05 (k)
Building Sale Gain	-	-	-	-	-	-	(.26) (l)	-	(.26) (l)
Starpower Impairment	-	-	-	-	-	-	.39 (m)	-	.39 (m)
ACE Deferral Disallowance	-	.06 (n)	.06	-	-	-	-	-	.06 (n)
Earnings (Loss) per Share, Excluding above items (f)	$ .68	$ .64	$1.32	$ .19	$ -	$ .19	$.17	$(.44)	$1.24

(a) These 2003 amounts reflect the operating results of PHI and its subsidiaries for the entire twelve month period ended December 31, 2003. The amounts are not comparable with the corresponding 2002 results, which include the results of Pepco and its pre-merger subsidiaries for the entire period consolidated with Conectiv's and its subsidiaries' results starting on August 1, 2002, the date the merger was completed.

(b) Separate results for Delmarva and ACE are provided in the "Power Delivery Sales Analysis" section, herein.

(c)   "Other Non-Regulated" consists of PCI and Pepcom.

(d)   "Corporate & Other" primarily includes the elimination of all intercompany operating revenues and expenses. In addition, operating expense includes the reversal of purchase accounting adjustments related to the cancellation of the Conectiv Energy combustion turbines of $57.9 million ($34.6 million after tax, see (h) below) and the Conectiv Energy CT inventory impairment of $29.6 million ($17.7 million after-tax, see (j) below), as well as unallocated PHI (parent company) capital costs, such as acquisition financing costs as well as depreciation and amortization related to purchase accounting adjustments for the fair value of non-regulated Conectiv assets and liabilities as of August 1, 2002.

(e)   Operating expense includes $108.0 million related to the cancellation of the CT contract, including a credit adjustment of $2.7 million recorded in the fourth quarter, and $32.8 million related to the impairment of CT inventory. Net loss reflects the after-tax impacts of the cancellation of $64.1 million (see (h) below) and of the inventory impairment of $19.4 million (see (j) below).

(f)   Represents Basic and Diluted earnings per share computed using twelve-month weighted average shares outstanding of 170,717,000 at December 31, 2003.

(g)   The Company is providing supplemental disclosures that are non-GAAP financial measures. These non-GAAP financial measures differ from reported GAAP because they exclude the loss on the cancellation of the CT contract, the Conectiv Energy net energy trading loss, the CT inventory adjustment, the Mirant receivable reserve, the gain on the sale of the Edison Place office building, the Starpower impairment charge, and the net ACE New Jersey deferral disallowance charge. Management of PHI believes that these additional non-GAAP financial disclosures provide useful financial information to investors that in conjunction with reported GAAP earnings will assist investors in assessing the operating performance of PHI and its subsidiaries. However, investors should note that the selection of these non-GAAP measures is a matter of management's judgment.

(h)   Conectiv Energy's results include a charge of $108.0 million ($64.1 million after-tax), or 38 cents per share, related to the CT cancellation. These amounts include a fourth quarter adjustment related to additional refunds received (see (e) above). This unfavorable impact at Conectiv Energy is partially offset by $57.9 million ($34.6 million after-tax), or a favorable impact of 21 cents per share (with 1-cent rounding) in Corporate & Other, resulting from the reversal of a purchase accounting fair value adjustment made on the date of the merger. Overall the net impact of these two transactions is $50.1 million ($29.5 million after-tax) or a 17 cents per share unfavorable impact on consolidated earnings.

(i)   This amount represents the $27 million after-tax, or 16 cents per share, unfavorable impact resulting from net trading losses prior to the cessation of proprietary trading.

(j)   Conectiv Energy's results include a charge of $32.8 million ($19.4 million after-tax), or an unfavorable 11 cents per share, related to an impairment of CT inventory. This unfavorable impact at Conectiv Energy is partially offset by $29.6 million ($17.7 million after-tax), or a favorable impact of 10 cents per share, in Corporate & Other, resulting from the reversal of a purchase accounting fair value adjustment made on the date of the merger. Overall, the net impact of these two transactions is $3.2 million ($1.7 million after-tax), or a 1 cent per share unfavorable impact on consolidated earnings.

(k)   This amount relates to a reserve of $14.5 million ($8.7 million after-tax) recorded against a current delinquent receivable from Mirant.

(l)   This amount includes the gain of $68.8 million ($44.7 million after-tax) on the sale of the Edison Place office building.

(m)   This amount represents the non-cash impairment charge of $102.6 million ($66.7 million after-tax) related to Pepcom's investment in Starpower Communications, LLC. The write down of the investment in Starpower is based on December 31, 2003 estimated results.

(n)   This amount represents the previously reported charge of $27.5 million ($16.3 million after-tax) related to ACE's New Jersey deferral disallowance, net of $10.0 million ($5.9 million after-tax) related to the Company's reversal of previously accrued deferral amounts that were deemed recoverable. The net unfavorable impact of these two second quarter 2003 events is $17.5 million ($10.4 million after-tax) or 6 cents per share.

SELECTED FINANCIAL INFORMATION - Continued

UNAUDITED CONDENSED STATEMENT OF EARNINGS

Twelve Months Ended December 31, 2002 (a)

(In Millions, except per share data)

	Power Delivery			Competitive Energy			(c) Other Non-Regulated	(d) Corporate & Other	PHI Consolidated
	Pepco	(b) Conectiv	Total	Conectiv Energy	Pepco Energy Services	Total			
Operating Revenue	$1,533.9	$997.3	$2,531.2	$1,214.3	$827.5	$2,041.8	$115.5	$(364.0)	$4,324.5
Operating Expense	1,219.7	890.5	2,110.2	1,157.6	815.9	1,973.5	43.4	(348.2)	3,778.9
Operating Income	314.2	106.8	421.0	56.7	11.6	68.3	72.1	(15.8)	545.6
Net Income (Loss)	$ 136.3	$ 46.4	$ 182.7	$ 30.5	$ 6.8	$ 37.3	$29.0	$ (38.5)	$ 210.5
Earnings (Loss) per Share - GAAP (e)	**$1.04**	**$.35**	**$1.39**	**$.23**	**$.05**	**$.28**	**$.22**	**$(.28)**	**$1.61**

(a)   These 2002 amounts reflect the operating results of Pepco and its pre-merger subsidiaries for the entire twelve-month period consolidated with Conectiv's and its subsidiaries' results starting on August 1, 2002, the date the merger was completed. The amounts are not comparable with the corresponding 2003 results, which include PHI's and its subsidiaries' operations for the entire twelve-month period.

(b)   Separate results for Delmarva and ACE are provided in the "Power Delivery Sales Analysis" section, herein.

(c)   "Other Non-Regulated" consists of PCI and Pepcom.

(d)   "Corporate & Other" primarily includes the elimination of all intercompany operating revenues and expenses. In addition, operating expense includes unallocated PHI (parent company) capital costs, such as acquisition financing costs as well as depreciation and amortization related to purchase accounting adjustments for the fair value of non-regulated Conectiv assets and liabilities as of August 1, 2002. Also included is the unfavorable impact of $17.5 million, or 13 cents per share, primarily related to severance costs.

(e)   Represents Basic and Diluted earnings per share computed using twelve-month weighted average shares outstanding of 131,083,000.

CONSOLIDATED YEAR-END RESULTS

PHI today reported consolidated earnings for the year ended December 31, 2003, of $113.5 million, or 66 cents per share. Consolidated earnings per share include the unfavorable 39-cent per share impact from the fourth quarter write-down of PHI's investment in Starpower Communications, LLC to fair market value. Additionally, the previously reported net unfavorable impact of $29.5 million, or 17 cents per share, from the cancellation of Conectiv Energy's contract for the delivery of four combustion turbines, the $27 million, or 16 cents per share, in net energy trading losses prior to proprietary trading being discontinued in the first quarter of 2003, the $8.7 million, or 5 cents per share, resulting from the Mirant receivable reserve, and the $10.4 million, or 6 cents per share, resulting from the ACE New Jersey deferral disallowance, offset by the favorable impact of $44.7 million, or 26 cents per share, from the gain on the Edison Place office building sale are also included in the 66 cents per share year-end earnings. PHI reported consolidated earnings of $210.5 million, or $1.61 per share, for the year-ended December 31, 2002, which included the unfavorable impact of $17.5 million, or 13 cents per share, resulting primarily from severance costs.

Comparisons to the year-ended December 31, 2002 are not meaningful because, while 2003 amounts represent the results of PHI and its subsidiaries, including Conectiv and its subsidiaries, for the full period, under purchase accounting rules, 2002 includes the results of Pepco for the full period and Conectiv and its subsidiaries starting on August 1, 2002, the date the merger was completed.

Earnings per share for the year-ended December 31, 2003 were impacted by the increase in the average number of PHI common shares outstanding (170,717,000 shares in 2003 compared to 131,083,000 shares in 2002) primarily as a result of shares issued to acquire Conectiv.

Power Delivery Results

The power delivery segments of PHI earned $205.8 million for the year ended December 31, 2003. These results include $107.0 million of earnings for Pepco and $98.8 million of earnings for Conectiv Power Delivery. Pepco's earnings of $107.0 million reflect a decrease of $29.3 million over the same period last year primarily due to increased purchased energy expenses as a result of higher standard offer service (SOS) costs ($9.2 million after-tax), the Mirant receivable reserve recorded in the third quarter of 2003 ($8.7 million after-tax), and higher O&M costs ($9.4 million after-tax) primarily due to higher storm restoration expenses and higher pension and other post-employment benefit (OPEB) costs.

Results for Conectiv Power Delivery for the same period last year are not included because due to the application of purchase accounting rules, the periods are not comparable.

Competitive Energy Results

The competitive energy segments lost $77.9 million in the year ended December 31, 2003. These results include a loss of $79.0 million for Conectiv Energy and earnings of $1.1 million for Pepco Energy Services. For the comparable period in 2002 Pepco Energy Services had earnings of $6.8 million.

The Conectiv Energy loss of $79.0 million includes the impact of the previously reported first-quarter charge of $64.1 million for Conectiv Energy due to the cancellation of gas turbine equipment on order and the $27 million in net energy trading losses (including the February 2003 net trading loss of $20 million) incurred prior to the previously reported cessation of proprietary trading. The unfavorable impact of the $64.1 million gas turbine equipment cancellation charge does not include a corresponding favorable $34.6 million purchase accounting adjustment that was recorded during the first quarter at the PHI parent company level.

The $5.7 million decrease in Pepco Energy Services' 2003 earnings compared to 2002 is primarily due to lower operating hours by its power plants in the mild summer months of 2003 compared to the summer of 2002 and the return of several hundred megawatts of retail load to standard offer service. In addition, the natural gas commodity business had lower gross margins in 2003 compared to 2002 primarily due to higher natural gas supply prices in the first quarter of 2003.

Other Non-Regulated Results

The other non-regulated segment earned $7.7 million for the year ended December 31, 2003, compared to earnings of $29.0 million for the same period in 2002. The decrease in earnings primarily reflects a non-cash $66.7 million after-tax impairment charge related to PHI's investment in Starpower partially offset by a $44.7 million after-tax gain from the sale of the Edison Place building, both of which were recorded in 2003.

CONSOLIDATED QUARTERLY RESULTS

PHI today reported a consolidated loss for the three months ended December 31, 2003 of $62.0 million, or 36 cents per share. The 36 cents includes the unfavorable impact of a $66.7 million, or 39 cents per share, related to the write-down of PHI's investment in Starpower Communications, LLC to fair market value. PHI reported consolidated earnings of $26.3 million, or 16 cents per share, for the fourth quarter of 2002. The 16 cents included the unfavorable impact of $13.8 million, or 8 cents per share, resulting primarily from severance costs.

Earnings per share for the fourth quarter of 2003 were impacted by the increase in the average number of PHI common shares outstanding (171,406,000 shares in 2003 compared to 164,854,000 shares in 2002).

Power Delivery Results

The power delivery segments of PHI earned $17.6 million for the fourth quarter of 2003. These results include $5.0 million of earnings for Pepco and $12.6 million of earnings for Conectiv Power Delivery. For the comparable period in 2002, Pepco had earnings of $10.9 million and Conectiv Power Delivery had earnings of $25.0 million.

Pepco's earnings reflect a decrease of $5.9 million over the same period last year primarily due to increased purchased energy expenses as a result of higher SOS costs ($13.3 million after-tax), partially offset by higher SOS revenues ($4.3 million after-tax) and lower O&M expenses ($3.0 million after-tax) primarily due to lower labor costs resulting from previously announced staff reductions.

Conectiv Power Delivery's earnings reflect a decrease of $12.4 million over the same period last year primarily due to decreased delivery revenues of $4.8 million (after-tax) related to a 10% decrease in heating degree days from the fourth quarter of 2002, and a $5.4 million (after-tax) decrease in earnings from the ACE Transitional Utility Business due to the fourth quarter 2002 securitization of ACE's nuclear stranded costs and lower returns allowed on B.L. England power plant assets before the fourth quarter 2003 securitization of its associated stranded costs. The remaining decrease from last year's fourth quarter activity is primarily related to an increase in O&M expenses primarily due to a $3.6 million (after-tax) increase in pension and other post-employment benefit (OPEB) costs.

Competitive Energy Results

The competitive energy segments lost $16.6 million in the fourth quarter of 2003. These results include a loss of $17.0 million for Conectiv Energy and earnings of $.4 million for Pepco Energy Services. For the comparable period in 2002 Conectiv Energy had earnings of $8.2 million and Pepco Energy Services had earnings of $2.4 million.

Conectiv Energy's earnings reflect a decrease of $25.2 million over the same period last year primarily due to a $19.4 million after-tax accounting charge related to combustion turbine inventory partially offset by a $1.6 million after-tax adjustment related to the CT contract cancellation which was recorded in the first quarter of 2003. The $19.4 million charge does not include a corresponding and favorable $17.7 million merger-related purchase accounting adjustment that was recorded at the PHI parent company level. The current quarter's accounting charge essentially moves this merger-related fair value adjustment from PHI corporate onto the balance sheet of Conectiv Energy. The remaining decrease from last year's fourth quarter activity (approximately $7 million after-tax) is primarily related to higher depreciation expense and operating expenses due to new assets placed in service at the Company's Bethlehem power plant site.

Other Non-Regulated Results

The other non-regulated segment lost $61.1 million for the fourth quarter of 2003 compared to earnings of $8.1 million during the same period in 2002. The decrease in earnings primarily reflects a non-cash $66.7 million after-tax impairment charge related to PHI's investment in Starpower, which was recorded by Pepcom during the fourth quarter of 2003.

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OTHER INFORMATION

Consolidated Condensed Balance Sheets
(Unaudited at December 31, 2003)

	December 31,	
	2003	2002
	(In Millions)	
ASSETS		
Total Current Assets	$ 1,621.9	$ 1,706.9
Total Investments and Other Assets	4,291.9	4,367.6
Net Property, Plant and Equipment	6,964.9	6,798.0
Total Assets	$12,878.7	$12,872.5
LIABILITIES AND SHAREHOLDERS' EQUITY		
Total Current Liabilities	$ 2,087.3	$ 2,596.6
Total Deferred Credits	2,352.1	2,047.0
First Mortgage Bonds, Medium-Term Notes and Other Long-Term Debt	5,140.2	4,712.8
Debenture Issued to Financing Trust	72.2	-
Mandatorily Redeemable Serial Preferred Stock	45.0	-
Capital Lease Obligations	115.4	119.6
Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust which holds Solely Parent Junior Subordinated Debentures	-	290.0
Serial Preferred Stock	35.3	35.3
Redeemable Serial Preferred Stock	27.9	75.4
Total Shareholders' Equity	3,003.3	2,995.8
Total Liabilities and Shareholders' Equity	$12,878.7	$12,872.5

At December 31, 2003, Pepco Holdings implemented FASB Interpretation No. 46 "Consolidation of Variable Interest Entities," (FIN 46). Pepco Holdings remains in the process of determining the impact that FIN 46 will have, if any, on its reporting for ACE Funding LLC, a wholly owned subsidiary of ACE. The accompanying condensed balance sheets for Pepco Holdings at December 31, 2003 and 2002 present ACE Fundings' results on Pepco Holdings' balance sheets on a consolidated basis, which is consistent with Pepco Holdings' pre FIN 46 treatment. If the results of Pepco Holdings' FIN 46 assessment indicate that deconsolidation is appropriate, Pepco Holdings does not believe that would result in a significant impact on its consolidated balance sheet.

Capitalization

Under an SEC Financing Order dated July 31, 2002, PHI must for regulatory purposes under the Public Utility Holding Company Act maintain a ratio of common stock equity to total capitalization (consisting of common stock, preferred stock, if any, long-term debt, and short-term debt) of at least 30 percent. PHI's ratio was 32.5 percent and 31.6 percent at December 31, 2003 and December 31, 2002, respectively. The information required to make these calculations is provided below:

	December 31,	
	2003	2002
	(In Millions)	
Short-term Debt (a)	$ 360.0	$ 812.7
Long-term Debt (b)	5,678.5	5,277.5
Debenture Issued to Financing Trust (c)	98.0	-
Redeemable Preferred Securities (d)	-	290.0
Preferred Stock (e)	108.2	110.7
Shareholders' Equity	3,003.3	2,995.8
Total Capitalization	$9,248.0	$9,486.7

(a)   Excludes current maturities of long-term debt, capital lease obligations due within one year, and Variable Rate Demand Bonds.
(b)   Excludes capital lease obligations. Includes first mortgage bonds, medium-term notes, other long-term debt, current maturities of long-term debt ($379.9 million and $406.3 million, respectively), and Variable Rate Demand Bonds ($158.4 million for each period).
(c)   Includes debenture issued to financing trust and current maturities of debenture issued to financing trust ($25.8 million).
(d)   Company obligated mandatorily redeemable preferred securities of subsidiary trust which holds solely parent junior subordinated debentures.
(e)   Represents Mandatorily Redeemable Serial Preferred Stock, Serial Preferred Stock and Redeemable Serial Preferred Stock.

Power Delivery Sales Analysis

Three Months Ended December 31, 2003
(Dollars in Millions)

		CPD			
	Pepco	DPL	ACE	Total	Total
Operating Revenue					
Electric Revenue	$321.2	$225.5	$266.6	$492.1	$813.3
Gas Revenue	-	46.7	-	46.7	46.7
Other	4.9	1.7	.5	2.2	7.1
Total	$326.1	$273.9	$267.1	$541.0	$867.1
Operating Expense	300.2	251.7	243.9	495.6	795.8
Operating Income	25.9	22.2	23.2	45.4	71.3
Net Income	$ 5.0	$ 6.7	$ 5.9	$ 12.6	$ 17.6

	Pepco	CPD	Total
Electric Gigawatt Hours - Delivered	6,085	5,440	11,525
Electric Gigawatt Hours - SOS/POLR/BGS	3,805	4,737	8,542
Gas Sales - DTH	-	6,057,179	6,057,179

Three Months Ended December 31, 2002
(Dollars in Millions)

		CPD			
	Pepco	DPL	ACE	Total	Total
Operating Revenue					
Electric Revenue	$304.3	$237.3	$256.1	$493.4	$797.7
Gas Revenue	-	46.6	-	46.6	46.6
Other	6.0	.2	.4	.6	6.6
Total	$310.3	$284.1	$256.5	$540.6	$850.9
Operating Expense	270.8	255.5	227.5	483.0	753.8
Operating Income	39.5	28.6	29.0	57.6	97.1
Net Income	$ 10.9	$ 12.6	$ 12.4	$ 25.0	$ 35.9

	Pepco	CPD	Total
Electric Gigawatt Hours - Delivered	6,167	5,592	11,759
Electric Gigawatt Hours - SOS/POLR/BGS	3,577	4,971	8,548
Gas Sales - DTH	-	7,798,122	7,798,122

Power Delivery Sales Analysis (a)

	Twelve Months Ended December 31, 2003 (Dollars in Millions)				
		CPD			
	Pepco	DPL	ACE	Total	Total
Operating Revenue					
Electric Revenue	$1,526.0	$1,050.0	$1,230.0	$2,280.0	$3,806.0
Gas Revenue	-	191.0	-	191.0	191.0
Other	22.0	2.9	6.5	9.4	31.4
Total	$1,548.0	$1,243.9	$1,236.5	$2,480.4	$4,028.4
Operating Expense	1,291.8	1,116.2	1,091.4	2,207.6	3,499.4
Operating Income	256.2	127.7	145.1	272.8	529.0
Extraordinary Item (net of taxes of $4.1 million)	-	-	5.9	5.9	5.9
Net Income	$ 107.0	$ 52.6	$ 46.2	$ 98.8	$ 205.8

	Pepco	CPD	Total
Electric Gigawatt Hours - Delivered	25,994	24,316	50,310
Electric Gigawatt Hours - SOS/POLR/BGS	16,199	21,061	37,260
Gas Sales - DTH	-	23,658,644	23,658,644

(a) Prior period is not comparable. The 2002 CPD amounts are included in PHI's operating results starting August 1, 2002 the date the merger was completed.

Weather Data - Quarter Ended December 31,

	Pepco		Conectiv Power Delivery	
	2003	2002	2003	2002
Heating Weather Data				
Heating Degree Days	1,388	1,643	1,568	1,737
Average Experience	1,448	1,424	1,613	1,605
Percent Difference from Average	(4.1)%	15.4%	(2.8)%	8.2%
Percent Difference from Prior Year	(15.5)%	-	(9.7)%	-

Weather Data - Twelve Months Ended December 31,

	Pepco		Conectiv Power Delivery	
	2003	2002	2003	2002
Heating Weather Data				
Heating Degree Days	4,310	3,840	4,962	4,276
Average Experience	3,966	3,974	4,510	4,543
Percent Difference from Average	8.7%	(3.4)%	10.0%	(5.9)%
Percent Difference from Prior Year	12.2%	-	16.0%	-
Cooling Weather Data				
Cooling Degree Days	1,296	1,858	1,145	1,427
Average Experience	1,445	1,419	1,151	1,132
Percent Difference from Average	(10.3)%	30.9%	(.5)%	26.1%
Percent Difference from Prior Year	(30.2)%	-	(19.8)%	-

Share Information

Stock Price Information (52 week range at December 31)	2003	2002
High	$20.56	$23.83
Low	$16.10	$15.37
Close	$19.54	$19.39
Weighted Average Shares Outstanding (Rounded) - Quarter	171,406,000	164,854,000
Year-to-Date	170,717,000	131,083,000
Book Value per Share - End of Period	$17.48	$17.62

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